SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
              Rule 13e-3 Transaction Statement Under Section 13(e)
        of the Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

                      Atalanta/Sosnoff Capital Corporation
                                (Name of Issuer)

                               Craig B. Steinberg
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                    046499109
                      (CUSIP Number of Class of Securities)

                               Craig B. Steinberg
                      Atalanta/Sosnoff Capital Corporation
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 867-5000

      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                               Ralph Arditi, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.       [ ]   The filing of solicitation materials or an information
               statement subject to Regulation 14A, Regulation 14C, or Rule
               13e-3(c) under the Securities Exchange Act of 1934.

b.       [ ]   The filing of a registration statement under the Securities
               Act of 1933.

c.       [X]   A tender offer.

d.       [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

======================================== =======================================
            Transaction Valuation*                   Amount of Filing Fee**
                 $22,688,574                                 $1,836
======================================== =======================================

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,548,715 shares of common stock of Atalanta/Sosnoff Capital Corporation at the offer price of $13.95 per share. The transaction value also includes the offer price of $13.95 less $8.53, which is the weighted average exercise price of outstanding options as of June 10, 2003, multiplied by the 200,000 options outstanding on such date.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal year 2003 issued by the Securities and Exchange Commission, equals 0.008090 times the transaction valuation.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                        Amount Previously Paid:  $1,836
                        Form or Registration No.:  Schedule TO
                        Filing Parties: Atalanta Acquisition Company and
                        Martin T. Sosnoff
                        Date Filed: June 13, 2003

         This Schedule 13E-3 (the "Schedule 13E-3") is being filed by Craig B. Steinberg. This Schedule 13E-3 relates to the offer by Atalanta Acquisition Company, a Delaware corporation ("Purchaser") and Martin T. Sosnoff to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Atalanta/Sosnoff Capital Corporation, a Delaware corporation (the "Company"), at $13.95 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO filed by Purchaser and Mr. Sosnoff on the date hereof as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

         The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule 13E-3.

Item 8.  Fairness of the Transaction.

         The rules of the SEC require Mr. Steinberg to express his reasonable belief as to the fairness of the Offer and Merger to the Company's public shareholders.

         Mr. Steinberg's reasonable belief that the Offer and Merger are fair to the Company's public shareholders is based on the factors set forth in "Special Factors - Recommendation of the Special Committee and the Board; Fairness of the Offer and Merger" and "Special Factors - Position of Purchaser and Mr. Sosnoff Regarding the Fairness of the Offer and Merger" in the Offer to Purchase.

Item 16.  Exhibits.

         (a)(1)(i) Solicitation/Recommendation Statement on Schedule 14D-9, dated June 13, 2003, filed by Atalanta/Sosnoff Capital
                       Corporation*
         (a)(1)(ii)    Offer to Purchase, dated June 13, 2003*
         (a)(1)(iii)   Letter of Transmittal*
         (a)(1)(iv)    Notice of Guaranteed Delivery*
         (a)(1)(v)     Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees*
         (a)(1)(vi)    Letter to Clients for use by Brokers, Dealers, Commercial
                       Banks, Trust Companies and Other Nominees*
         (a)(1)(vii)   Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9*
         (a)(1)(viii)  Text of joint press release, dated June 10, 2003, issued by
                       Atalanta/Sosnoff Capital Corporation and Martin T. Sosnoff*
         (a)(1)(ix) Text of joint press release, dated June 13, 2003, issued by Atalanta/Sosnoff Capital Corporation and Martin T. Sosnoff*
         (a)(5)(i) Complaint of Paul Berger, individually and on behalf of all others similarly situated, against Atalanta/Sosnoff Capital
                       Corporation, Martin T. Sosnoff, Jay S. Goldsmith, Ronald H.
                       Menaker, Craig B. Steinberg and Thurston Twigg-Smith filed in the Court of Chancery of the State of Delaware*
         (a)(5)(ii) Complaint of Breakwater Partners, LP, individually and on behalf of all others similarly situated, against Atalanta/Sosnoff Capital Corporation, Martin T. Sosnoff,
                       Jay S. Goldsmith, Ronald H. Menaker, Craig B. Steinberg and
                       Thurston Twigg-Smith filed in the Court of Chancery of the State of Delaware*
         (a)(5)(iii) Complaint of David Schneider, individually and on behalf of all others similarly situated, against Atalanta/Sosnoff
                       Capital Corporation, Martin T. Sosnoff, Jay S. Goldsmith,
                       Ronald H. Menaker, Craig B. Steinberg and Thurston
                       Twigg-Smith filed in the Court of Chancery of the State of Delaware*
         (a)(5)(iv)    Agreement in Principle, dated June 11, 2003, between
                       Atalanta/Sosnoff Capital Corporation and Certain Attorneys for the Plaintiffs*
         (b)(i)        Pledge Agreement, dated June 9, 2003, between Martin T.
                       Sosnoff and Bear Stearns Securities Corp.*
         (b)(ii)       Guarantee Agreement, dated June 11, 2003, between Martin T.
                       Sosnoff and Bear Stearns Securities Corp.*
          (c)          Materials presented by The Blackstone Group, L.P. to the
                       Special Committee of Independent Directors of
                       Atalanta/Sosnoff Capital Corporation on June 9, 2003*
         (d)(1) Agreement and Plan of Merger, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and the Company*
         (d)(2) Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin
                       T. Sosnoff and Craig B. Steinberg*
         (d)(3) Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin
                       T. Sosnoff and William M. Knobler*
         (e)(1)        1987 Stock Option Plan of Atalanta/Sosnoff Capital
                       Corporation (incorporated herein by reference to the Registration Statement No. 33-13063 on Form S-8 filed on
                       March 31, 1987 by Atalanta/Sosnoff Capital Corporation)
         (e)(2)        1996 Long-Term Incentive of Atalanta/Sosnoff Capital
                       Corporation (incorporated herein by reference to Atalanta/Sosnoff Capital Corporation's Annual Report on
                       Form 10-K for the year ended December 31, 1997)
         (e)(3)        Restricted Stock Award Agreements, dated as of September
                       17, 1997, between Atalanta/Sosnoff Capital Corporation and each of Craig B. Steinberg and Anthony G. Miller
                       (incorporated herein by reference to Atalanta/Sosnoff
                       Capital Corporation's Annual Report on Form 10-K for the year ended December 31, 1997)
         (e)(4)        Agreement, dated October 29, 1998, between William M.
                       Knobler and Atalanta/Sosnoff Capital Corporation
                       (incorporated herein by reference to Atalanta/Sosnoff
                       Capital Corporation's Annual Report on Form 10-K for the year ended December 31, 1998)
         (f)           Section 262 of the Delaware General Corporation Law
                       (included as Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1)(ii))
         (g)           None
         (h)           None

* Incorporated by reference to the Schedule TO filed by Atalanta Acquisition Company and Martin T. Sosnoff on June 13, 2003, as amended from time to time.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                     /s/ Craig B. Steinberg
                                                     --------------------------
                                                     Craig B. Steinberg


Dated: June 13, 2003


                                  EXHIBIT INDEX

         (a)(1)(i)      Solicitation/Recommendation Statement on Schedule 14D-9,
                        dated June 13, 2003, filed by Atalanta/Sosnoff Capital
                        Corporation*
         (a)(1)(ii)     Offer to Purchase, dated June 13, 2003*
         (a)(1)(iii)    Letter of Transmittal*
         (a)(1)(iv)     Notice of Guaranteed Delivery*
         (a)(1)(v)      Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees*
         (a)(1)(vi)     Letter to Clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Other Nominees*
         (a)(1)(vii)    Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9*
         (a)(1)(viii)   Text of joint press release, dated June 10, 2003, issued by
                        Atalanta/Sosnoff Capital Corporation and Martin T. Sosnoff*
         (a)(1)(ix)     Text of joint press release, dated June 13, 2003, issued by
                        Atalanta/Sosnoff Capital Corporation and Martin T. Sosnoff*
         (a)(5)(i)      Complaint of Paul Berger, individually and on behalf of all others similarly situated, against Atalanta/Sosnoff Capital
                        Corporation, Martin T. Sosnoff, Jay S. Goldsmith, Ronald H.
                        Menaker, Craig B. Steinberg and Thurston Twigg-Smith filed in the Court of Chancery of the State of Delaware*
         (a)(5)(ii)     Complaint of Breakwater Partners, LP, individually and on
                        behalf of all others similarly situated, against
                        Atalanta/Sosnoff Capital Corporation, Martin T. Sosnoff,
                        Jay S. Goldsmith, Ronald H. Menaker, Craig B. Steinberg and
                        Thurston Twigg-Smith filed in the Court of Chancery of the
                        State of Delaware*
         (a)(5)(iii)    Complaint of David Schneider, individually and
                        on behalf of all others similarly situated, against
                        Atalanta/Sosnoff Capital Corporation, Martin T. Sosnoff,
                        Jay S. Goldsmith, Ronald H. Menaker, Craig B. Steinberg and
                        Thurston Twigg-Smith filed in the Court of Chancery of the
                        State of Delaware*
         (a)(5)(iv)     Agreement in Principle, dated June 11, 2003, between
                        Atalanta/Sosnoff Capital Corporation and Certain Attorneys
                        for the Plaintiffs*
         (b)(i)         Pledge Agreement, dated June 9, 2003, between Martin T.
                        Sosnoff and Bear Stearns Securities Corp.*
         (b)(ii)        Guarantee Agreement, dated June 11, 2003, between
                        Martin T. Sosnoff and Bear Stearns Securities Corp.*
         (c)            Materials presented by The Blackstone Group, L.P. to the
                        Special Committee of Independent Directors of
                        Atalanta/Sosnoff Capital Corporation on June 9, 2003*
         (d)(1)         Agreement and Plan of Merger, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff
                        and the Company
         (d)(2)         Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff
                        and Craig B. Steinberg*
         (d)(3)         Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff
                        and William M. Knobler*
         (e)(1)         1987 Stock Option Plan of Atalanta/Sosnoff Capital
                        Corporation (incorporated herein by reference to the
                        Registration Statement No. 33-13063 on Form S-8 filed on
                        March 31, 1987 by Atalanta/Sosnoff Capital Corporation)
         (e)(2)         1996 Long-Term Incentive of Atalanta/Sosnoff Capital
                        Corporation (incorporated herein by reference to
                        Atalanta/Sosnoff Capital Corporation's Annual Report on
                        Form 10-K for the year ended December 31, 1997)
         (e)(3)         Restricted Stock Award Agreements, dated as of September
                        17, 1997, between Atalanta/Sosnoff Capital Corporation and each of Craig B. Steinberg and Anthony G. Miller
                        (incorporated herein by reference to Atalanta/Sosnoff
                        Capital Corporation's Annual Report on Form 10-K for the
                        year ended December 31, 1997)
         (e)(4)         Agreement, dated October 29, 1998, between William M.
                        Knobler and Atalanta/Sosnoff Capital Corporation
                        (incorporated herein by reference to Atalanta/Sosnoff
                        Capital Corporation's Annual Report on Form 10-K for the
                        year ended December 31, 1998)
         (f)            Section 262 of the Delaware General Corporation Law
                        (included as Annex A of the Offer to Purchase filed
                        herewith as Exhibit (a)(1)(ii))
         (g)            None
         (h)            None

* Incorporated by reference to the Schedule TO filed by Atalanta Acquisition Company and Martin T. Sosnoff on June 13, 2003, as amended from time to time.